                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                     UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   913378105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                     PIN NI
                          WANXIANG AMERICA CORPORATION
                          1226 MICHAEL DRIVE, SUITE B-1
                            WOOD DALE, ILLINOIS 60191
                                 (630) 595-8888
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                   COPIES TO:
                BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG
                       333 WEST WACKER DRIVE - SUITE 2700
                             CHICAGO, ILLINOIS 60606
                        ATTENTION: ALEXANDER LOURIE, ESQ.
                                 (312) 984-3100


                                 AUGUST 28, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 913378105            13D                            PAGE 2 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    VENTURE EQUITIES MANAGEMENT, INC.                                36-4390409
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ILLINOIS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,614,380*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,614,380*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,614,380
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.7%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

* INCLUDES: (i) 2,014,380 SHARES ISSUABLE (SUBJECT TO ADJUSTMENT) TO VENTURE EQUITIES MANAGEMENT, INC. ("VENTURE") UPON CONVERSION OF THE PREFERRED STOCK PURCHASED PURSUANT TO THE PURCHASE AGREEMENT (AS DEFINED BELOW);
    (ii) 800,000 SHARES PURCHASABLE (SUBJECT TO ADJUSTMENT) BY VENTURE UPON EXERCISE OF THE FIRST COMPANY WARRANT (AS DEFINED BELOW); AND (iii) 800,000 SHARES PURCHASABLE (SUBJECT TO ADJUSTMENT) BY VENTURE UPON EXERCISE OF THE SECOND COMPANY WARRANT (AS DEFINED BELOW). FOR ADDITIONAL INFORMATION, PLEASE SEE ITEM 4, ITEM 5, AND ITEM 6 BELOW. THE REPORTING PERSON MAY BE DEEMED TO BENEFICIALLY OWN SUCH SHARES. THE FILING OF THIS SCHEDULE 13D SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE
    BENEFICIAL OWNER OF SUCH SHARES.

** BASED UPON 7,794,059 SHARES OUTSTANDING AS OF AUGUST 9, 2001, AS REPRESENTED BY UNIVERSAL AUTOMOTIVE INDUSTRIES, INC. IN ITS FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2001, AND FILED ON AUGUST 20, 2001.

CUSIP NO. 913378105            13D                            PAGE 3 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    WANXIANG AMERICA CORPORATION                                      61-1247430
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    KENTUCKY
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,614,380*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,614,380*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,614,380
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.7%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

* INCLUDES: (i) 2,014,380 SHARES ISSUABLE (SUBJECT TO ADJUSTMENT) TO VENTURE EQUITIES MANAGEMENT, INC. ("VENTURE") UPON CONVERSION OF THE PREFERRED STOCK PURCHASED PURSUANT TO THE PURCHASE AGREEMENT; (ii) 800,000 SHARES PURCHASABLE (SUBJECT TO ADJUSTMENT) BY VENTURE UPON EXERCISE OF THE FIRST COMPANY WARRANT; AND (iii) 800,000 SHARES PURCHASABLE (SUBJECT TO ADJUSTMENT) BY VENTURE UPON EXERCISE OF THE SECOND COMPANY WARRANT. FOR ADDITIONAL INFORMATION, PLEASE SEE ITEM 4, ITEM 5, AND ITEM 6 BELOW. THE REPORTING PERSON MAY BE DEEMED TO BENEFICIALLY OWN SUCH SHARES. THE FILING OF THIS SCHEDULE 13D SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SHARES.

** BASED UPON 7,794,059 SHARES OUTSTANDING AS OF AUGUST 9, 2001, AS REPRESENTED BY UNIVERSAL AUTOMOTIVE INDUSTRIES, INC. IN ITS FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2001, AND FILED ON AUGUST 20, 2001.

CUSIP NO. 913378105            13D                            PAGE 4 OF 12 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    WANXIANG GROUP CORPORATION
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CHINA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,614,380*
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,614,380*
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,614,380
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.7%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

* INCLUDES: (i) 2,014,380 SHARES ISSUABLE (SUBJECT TO ADJUSTMENT) TO VENTURE EQUITIES MANAGEMENT, INC. ("VENTURE") UPON CONVERSION OF THE PREFERRED STOCK PURCHASED PURSUANT TO THE PURCHASE AGREEMENT; (ii) 800,000 SHARES PURCHASABLE (SUBJECT TO ADJUSTMENT) BY VENTURE UPON EXERCISE OF THE FIRST COMPANY WARRANT; AND (iii) 800,000 SHARES PURCHASABLE (SUBJECT TO ADJUSTMENT) BY VENTURE UPON EXERCISE OF THE SECOND COMPANY WARRANT. FOR ADDITIONAL INFORMATION, PLEASE SEE ITEM 4, ITEM 5, AND ITEM 6 BELOW. THE REPORTING PERSON MAY BE DEEMED TO BENEFICIALLY OWN SUCH SHARES. THE FILING OF THIS SCHEDULE 13D SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SHARES.

** BASED UPON 7,794,059 SHARES OUTSTANDING AS OF AUGUST 9, 2001, AS REPRESENTED BY UNIVERSAL AUTOMOTIVE INDUSTRIES, INC. IN ITS FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2001, AND FILED ON AUGUST 20, 2001.

         The summary descriptions contained in this statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits herein and incorporated herein by reference.

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, par value $0.01 per share ("Common Stock"), of Universal Automotive Industries, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 11859 South Central Avenue, Alsip, Illinois 60803.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed by: (i) Wanxiang Group Corporation, a Chinese corporation ("Wanxiang Group"); (ii) Wanxiang America Corporation, a Kentucky corporation and a wholly-owned subsidiary of Wanxiang Group ("Wanxiang America"); and (iii) Venture Equities Management, Inc., an Illinois corporation and a wholly-owned subsidiary of Wanxiang America ("Venture"). Mr. Lu Guanqiu is the Chairman of Wanxiang Group. Wanxiang Group, Wanxiang America, and Venture are sometimes collectively referred to herein as the "Reporting Persons."

         Annex A hereto sets forth, with respect to each executive officer and director of each of the Reporting Persons, the following information: (i) name;
(ii) residence or business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

         Venture is the direct beneficial owner of the shares of Common Stock with respect to which this Schedule 13D is being filed. Wanxiang Group and Wanxiang America's beneficial ownership are indirect solely as a result of their ownership of Venture. The answers in response to Item 5 by Wanxiang Group and Wanxiang America are based on the direct beneficial ownership of the Common Stock by Venture and the relationship of Wanxiang Group and Wanxiang America to Venture.

         (b) The address of the principal office and principal business of Wanxiang Group is Xiaoshan District, Hangzhou, Zhejiang, 311215, P.R. China. The address of the principal office and principal business of both Venture and Wanxiang America is 1226 Michael Drive, Suite B-1, Wood Dale, Illinois 60191.

         (c) The principal business of Wanxiang Group and Wanxiang America is the manufacturing and supply of automotive and industrial parts and services. The principal business of Venture consists of the acquisition, ownership, and disposition of investment assets.

         (d) During the past five years, none of the Reporting Persons, nor, to the best knowledge and belief of the Reporting Persons, any of their respective officers or directors listed on Annex A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons, nor, to the best knowledge and belief of the Reporting Persons, any of their respective officers or directors listed on Annex A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 28, 2001, Issuer completed a private sale of 201,438 shares of its Series A Preferred Stock, par value $0.01 per share ("Preferred Stock"), to Venture pursuant to the terms and conditions of a Purchase Agreement dated as of August 28, 2001 ("Purchase Agreement"), by and between Issuer and Venture, a copy of which is attached hereto as Exhibit B. Venture purchased the Preferred Stock for $13.90 per share, for total consideration of $2,799,988.20. Pursuant to a Certificate of Designation of the Rights, Privileges, and Restrictions of Series A Preferred Stock of Universal Automotive Industries, Inc. ("Certificate of Designation") filed by Issuer with the Secretary of State of the State of Delaware on August 27, 2001 and attached hereto as Exhibit C, the Preferred Stock is initially convertible into Common Stock at a conversion rate of 10 shares of Common Stock for each share of Preferred Stock. The conversion rate may be adjusted upon the occurrence of certain events, including if Issuer issues Common Stock below a specified price, as set forth in the Certificate of Designation.

         In connection with the Purchase Agreement, Issuer issued three separate warrants to Venture. Under the First Company Warrant ("First Company Warrant") issued on August 28, 2001 and attached hereto as Exhibit D, Issuer granted Venture the right to purchase up to 800,000 shares of Common Stock at a price per share equal to $2.00. Under the Second Company Warrant ("Second Company Warrant") issued on August 28, 2001 and attached hereto as Exhibit E, Issuer granted Venture the right to purchase up to an additional 800,000 shares of Common Stock at a price per share equal to the greater of: (i) $2.00; and (ii) ninety percent of the average market price of the Common Stock for the sixty consecutive trading days immediately prior to the date of exercise. Each of the First Company Warrant and the Second Company Warrant expires on the first anniversary of the date of issuance thereof.

         In addition to the First Company Warrant and the Second Company Warrant, Issuer issued on August 28, 2001 the Default Warrant, which is attached hereto as Exhibit F ("Default Warrant," and together with the First Company Warrant and the Second Company Warrant, "Warrants"). Under the Default Warrant, Issuer granted Venture the right to purchase up to 2,500,000 shares of Common Stock at a purchase price per share equal to the greater of: (i) one hundred fifty percent of Net Equity (as defined in the Default Warrant), divided by the outstanding number of shares (on an "as converted" basis) of Common Stock and Preferred Stock on the date of exercise; and (ii) six hundred percent of EBITDA (as defined in the Default Warrant), divided by the outstanding number of shares (on an "as converted" basis) of Common Stock and Preferred Stock on the date of exercise. The Default Warrant is only exercisable by Venture upon the occurrence of an Event of Default (as defined in the Default Warrant) and the provision by Venture of a notice of such default. To the best knowledge and belief of the Reporting Persons, as of the date of filing of this Schedule 13D, no Event of Default has occurred that would give Venture the right to exercise the Default Warrant. Under all of the Warrants, the number of shares subject to each Warrant is subject to adjustment upon the occurrence of certain events, including stock splits, as set forth in the Warrants.

         The source of funds for any purchases made under the Purchase Agreement was the working capital of the Reporting Persons. It is the present intention of the Reporting Persons to make any purchases under any of the Warrants from the working capital of the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons consummated the transactions described herein to acquire an interest in Issuer for investment purposes. The Reporting Persons intend to continuously review their position in Issuer. Depending upon further evaluations of the business prospects of Issuer and upon further evaluations of the business prospects of Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal or contractual restrictions on their ability to do so.

         In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

         Except as set forth in this Item 4 (including the matters described in Item 6 below that are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D of the Securities Exchange Act of 1934, as amended ("1934 Act").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The aggregate number of shares of Common Stock owned beneficially by each person listed in Item 2 hereof is as follows:

------------------------------------------------------------------------------------------------------------------
                                                      Sole Voting Power                  Sole Dispositive Power
           Name                                     Shares             % (1)            Shares             % (1)
------------------------------------------------------------------------------------------------------------------
Wanxiang Group Corporation                        3,614,380  (2)       31.7%          3,614,380  (2)        31.7%
Wanxiang America Corporation                      3,614,380  (2)       31.7%          3,614,380  (2)        31.7%
Venture Equities Management, Inc.                 3,614,380  (2)       31.7%          3,614,380  (2)        31.7%
------------------------------------------------------------------------------------------------------------------

(1) Based upon 7,794,059 shares outstanding as of August 9, 2001, as represented by Universal Automotive Industries, Inc. in its Form 10-Q for the quarter ended June 30, 2001, and filed on August 20, 2001.

(2) Includes: (i) 2,014,380 shares issuable (subject to adjustment) to Venture upon conversion of the Preferred Stock purchased pursuant to the Purchase Agreement; (ii) 800,000 shares purchasable (subject to adjustment) by Venture upon exercise of the First Company Warrant; and (iii) 800,000 shares purchasable (subject to adjustment) by Venture upon exercise of the Second Company Warrant. For additional information, please see Item 4,
     Item 5, and Item 6. The Reporting Persons may be deemed to beneficially own such shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such shares.

          Under the Default Warrant, upon the occurrence of certain events set forth therein and the exercise of its rights thereunder, Venture will have the right to purchase 2,500,000 shares of Common Stock (subject to adjustment). Under the Scott Proxy (as defined below), upon the occurrence of certain events set forth therein and the exercise of its rights thereunder, Venture will obtain voting power over up to 996,150 shares of Common Stock owned by Arvin Scott ("Scott"). Under the Tzur Proxy (as defined below), upon the occurrence of certain events set forth therein and the exercise of its rights thereunder, Venture will obtain voting power over up to 1,067,000 shares of Common Stock owned by Yehuda Tzur ("Tzur"). If all of such events occur and Venture were to exercise its rights under the Default Warrant, the Scott Proxy, and the Tzur Proxy, the Reporting Persons may be deemed to have sole voting power with respect to 58.8% of the Common Stock and sole dispositive power with respect to 44.0% of the Common Stock (based upon 7,794,059 shares outstanding as of August 9, 2001, as represented by Issuer in its Form 10-Q for the quarter ended June 30, 2001, and filed on August 20, 2001).

         Other than as set forth in this Item 5, to the best knowledge and belief of the Reporting Persons:

(i) none of the Reporting Persons, nor any of their subsidiaries or affiliates, or any of their executive officers or directors beneficially owns any shares of Common Stock; and (ii) there have been no transactions in shares of Common Stock effected by any of the Reporting Persons, nor to the best of their knowledge, by any of their subsidiaries or affiliates, or any of their executive officers or directors during the past sixty days.

         No other person is known by any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock obtainable by Venture upon conversion of the Preferred Stock or exercise of any of the Warrants.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         Venture and Issuer entered into a Registration Agreement dated as of August 28, 2001 ("Registration Agreement"), which is attached hereto as Exhibit
G. The Registration Agreement provides Venture the right, at any time after August 28, 2001, to demand, on two separate occasions, that Issuer register all or any of the shares of Common Stock held by Venture pursuant to the Securities Act of 1933, as amended. Additionally, Venture is granted certain "piggyback" registration rights in which Venture may be able to include its Common Stock in certain registrations made by Issuer. Generally, all expenses, other than underwriters' discounts and commissions and any stock transfer taxes payable upon the sale of Common Stock, incurred in connection with any demand or piggyback registration pursuant to the Registration Agreement are to be paid by Issuer. Issuer agreed to indemnify and hold harmless any holder of Registerable Securities (as defined in the Registration Agreement), which includes Venture, its officers, directors, employees, agents and each person who controls each holder of the Registerable Securities, and underwriters, their officers and directors, and each person who controls such underwriters, from and against certain liabilities caused by certain violations of the securities laws.

         Venture, Scott, Tzur, and Sami Israel ("Israel") all entered into a Stockholders Agreement with Issuer dated as of August 28, 2001 ("Stockholders Agreement"), which is attached hereto as Exhibit H. Pursuant to the Stockholders Agreement, the parties agreed to cause the number of directors on Issuer's Board of Directors to be increased to nine and the parties agreed to vote for two individuals, to be designated by Venture, to become members of Issuer's Board of Directors. Additionally, certain significant matters set forth in the Stockholders Agreement, including the issuance of stock that does not rank junior to the Preferred Stock and material sales and acquisitions of assets, require the prior written consent of the holders of a majority of the Preferred Stock. The Stockholders Agreement also grants to Issuer, Venture, Scott, Tzur and Israel certain rights of first refusal set forth in the Stockholders Agreement on the shares of Common Stock and Preferred Stock held by other stockholders subject to the Stockholders Agreement. Specifically, except in certain circumstances, Venture has the first right to purchase shares of Common Stock proposed to be sold by any of Scott, Tzur, or Israel upon the terms and conditions offered to the prospective transferee thereof. To the best knowledge and belief of the Reporting Persons, as of the date of filing of this
Schedule 13D, none of Scott, Tzur, or Israel has proposed to sell their shares of Common Stock to any third party giving rise to Venture's right of first refusal. The principal terms of the Stockholders Agreement terminate automatically at such time as Venture, together with its affiliates, owns, directly or indirectly, a number of Underlying Common Stock (as defined in the Purchase Agreement) that is less than 50% of the number of shares of Underlying Common Stock owned by Venture immediately following the closing of the transactions contemplated in the Purchase Agreement.

         In connection with the Stockholders Agreement, each of Scott and Tzur executed an Irrevocable Proxy, which proxies are attached hereto as Exhibit I ("Scott Proxy") and Exhibit J ("Tzur Proxy"), respectively, appointing

Pin Ni, the President of Wanxiang America, (or any other person appointed by Pin Ni or Venture) as his attorney-in-fact, agent, and proxy with respect to shares of Common Stock owned by each of them. Each of the Scott Proxy and the Tzur Proxy is effective with respect to the number of shares of Common Stock equal to the product of: (i) the percentage of shares owned by Scott, in the case of the Scott Proxy, and Tzur, in the case of the Tzur Proxy, relative to the aggregate number of shares owned by both Scott and Tzur collectively; multiplied by (ii) the number of shares of Common Stock that Venture shall have purchased pursuant to the Default Warrant. However, in the event that any Event of Default under Section 9.1(a) of the Certificate of Designation or any Event of Default under Section 6.1(a) of the Default Warrant occurs, the Scott Proxy shall be effective with respect to all of the shares of Common Stock owned by Scott (996,150 shares as represented to Venture by Scott on August 28, 2001 in the Scott Proxy), and the Tzur Proxy shall be effective with respect to all of the shares of Common Stock owned by Tzur (1,067,000 shares as represented to Venture by Scott on August 28, 2001 in the Tzur Proxy). To the best knowledge and belief of the Reporting Persons, as of the date of filing of this Schedule 13D, no event has occurred that would give Venture the right to exercise its rights under the Scott Proxy or the Tzur Proxy.

         Venture and Issuer also entered into a Letter Agreement ("Letter Agreement"), dated as of August 28, 2001 and attached hereto as Exhibit K, pursuant to which Venture agreed to pay the purchase price for the Preferred Stock under the Purchase Agreement to a jointly established, interest-bearing bank account. The funds in such account ("Account Funds") will at all times be segregated from the funds of each of Venture and Issuer. Under the Letter Agreement, in order for Issuer to receive the Account Funds, Issuer must deliver to Venture, within ninety days following August 28, 2001, documentation satisfactory to Venture ("Nasdaq Letter") demonstrating and confirming that Issuer is in full compliance with Nasdaq Marketplace Rule 4310(c)(2)(B) which requires Issuer to have a minimum of $2,000,000 in net tangible assets or a market capitalization of $35,000,000 or $500,000 of net income for the most recently completed fiscal year or two of the three most recently completed fiscal years ("Nasdaq Marketplace Rule"). If Venture fails to receive the Nasdaq Letter within the required period or Venture reasonably believes the Nasdaq Letter does not demonstrate that Issuer is in compliance with the Nasdaq Marketplace Rule, and Venture sends notice thereof to Issuer, then: (i) each of the Purchase Agreement and the Transaction Documents (as defined in the Purchase Agreement) will automatically terminate; (ii) all of the Account Funds will become the property of Venture; and (iii) the certificate evidencing the Preferred Stock shall be cancelled. In the event that Issuer disputes Venture's determination that the Nasdaq Letter does not demonstrate that Issuer is in compliance with the Nasdaq Marketplace Rule, the parties are entitled to obtain immediate equitable relief to determine whether Issuer is in full compliance with the Nasdaq Marketplace Rule. Pursuant to a letter from Issuer and Venture to Harris Bank dated as of August 28, 2001, Issuer and Venture agreed, that, in the event the Account Funds are not withdrawn on or prior to November 26, 2001, Harris Bank must transfer the Account Funds to Wanxiang America, as it may direct.

         Pursuant to Rule 13d-1(k) promulgated under the 1934 Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this
Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit A.

         By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a "group" under the federal securities laws. Except as otherwise set forth in this Statement, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person and the filing of this Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the 1934 Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

         Except as set forth in this Schedule 13D or the Exhibits hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A. Joint Filing Agreement dated as of September 4, 2001 by and among
           Venture Equities Management, Inc., Wanxiang America Corporation, and Wanxiang Group Corporation

Exhibit B. Purchase Agreement dated as of August 28, 2001 by and between
           Universal Automotive Industries, Inc. and Venture Equities Management, Inc.

Exhibit C. Certificate of Designation of the Rights, Privileges, and
           Restrictions of Series A Preferred Stock of Universal Automotive Industries, Inc.

Exhibit D. First Company Warrant issued on August 28, 2001 by Universal
           Automotive Industries, Inc. to Venture Equities Management, Inc.

Exhibit E. Second Company Warrant issued on August 28, 2001 by Universal
           Automotive Industries, Inc. to Venture Equities Management, Inc.

Exhibit F. Default Warrant issued on August 28, 2001 by Universal Automotive
           Industries, Inc. to Venture Equities Management, Inc.

Exhibit G. Registration Agreement dated as of August 28, 2001 by and between
           Universal Automotive Industries, Inc. and Venture Equities Management, Inc.

Exhibit H. Stockholders Agreement dated as of August 28, 2001 by and among
           Universal Automotive Industries, Inc., Venture Equities Management, Inc., Yehuda Tzur, Arvin Scott, and Sami Israel

Exhibit I. Irrevocable Proxy dated as of August 28, 2001 granted by Arvin Scott to Venture Equities Management, Inc.

Exhibit J. Irrevocable Proxy dated as of August 28, 2001 granted by Yehuda Tzur to Venture Equities Management, Inc.

Exhibit K. Letter Agreement dated as of August 28, 2001 by and between Universal
           Automotive Industries, Inc. and Venture Equities Management, Inc.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 4, 2001

WANXIANG GROUP CORPORATION


By:    /s/  WEI DING
       -------------------------------------------------------
       By: Wei Ding
       Title: President


WANXIANG AMERICA CORPORATION


By:    /s/  PIN NI
       --------------------------------------------------------
       By:  Pin Ni
       Title:  President


VENTURE EQUITIES MANAGEMENT, INC.


By:    /s/  ZEMIN XU
       -------------------------------------------------------
       By:  Zemin Xu
       Title:  Vice President

                                                                         ANNEX A


DIRECTORS AND EXECUTIVE OFFICERS

The names of the members of the boards of directors and Executive Officers of Wanxiang Group, Wanxiang America, and Venture and their present principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of the Peoples Republic of China and the business address of each person is the address of the respective company with which such person is associated.


1.   WANXIANG GROUP CORPORATION
     Xiaoshan District
     Hangzhou, Zhejiang, 311215
     P.R. China

NAME AND POSITION HELD                       PRINCIPAL OCCUPATIONS

Lu Guanqiu
- Director                                   Chairman of Wanxiang Group
- Chairman

Wei Ding                                     President of Wanxiang Group
- Director

Guan Dayuan                                  Director of Wanxiang Group
- Director

Mo Fei                                       Director of Wanxiang Group
- Director

Shen Changshou                               Director of Wanxiang Group
- Director

Gu Fuxiang                                   Director of Wanxiang Group
- Director

Xu Zhangrui                                  Director of Wanxiang Group
- Director

Shen Huachuan                                Director of Wanxiang Group
- Director

Zhang Guoqing                                Director of Wanxiang Group
- Director

Xu Lianfa                                    Director of Wanxiang Group
- Director

Shen Agen                                    Director of Wanxiang Group
- Director

Zhou Jiangqun                                Director of Wanxiang Group
- Director

Fu Laizhen                                   Director of Wanxiang Group
- Director

Shen Renquan                                 Director of Wanxiang Group
- Director

Pan Wenbiao                                  Director of Wanxiang Group
- Director

Hang Youhong                                 Director of Wanxiang Group
- Director

Mo Xiaoping                                  Director of Wanxiang Group
- Director

Fu Zhifang                                   Director of Wanxiang Group
- Director

Shen Zhengxiang                              Director of Wanxiang Group
- Director

Xu Boshui                                    Director of Wanxiang Group
- Director

2.   WANXIANG AMERICA CORPORATION
     1226 Michael Drive, Suite B-1
     Wood Dale, Illinois 60191.

NAME AND POSITION HELD                       PRINCIPAL OCCUPATIONS

Lu Quanqiu                                   Chairman of Wanxiang Group
- Director
- Chairman

Pin Ni                                       President of Wanxiang America
- Director
- President

Lu Weidi                                     Vice President of Wanxiang America
- Director
- Vice President

Gary Wetzel                                  CFO and COO of Wanxiang America
- Executive Officer
- United States citizen

3.   VENTURE EQUITIES MANAGEMENT, INC.
     1226 Michael Drive, Suite B-1
     Wood Dale, Illinois 60191.

NAME AND POSITION HELD                       PRINCIPAL OCCUPATIONS

Pin Ni                                       President of Wanxiang America
- Director, President

Gary Wetzel                                  CFO and COO of Wanxiang America
- Director
- Executive Vice President
- United States citizen

Zemin Xu                                     Project Manager of Wanxiang America
- Director
- Vice President

Feng Dong                                    Project Manager of Wanxiang America
- Vice President